[redacted]

15027172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 18 2015
Washington DC 404

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~67831~~ 47826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N. 210th St.
(No. and Street)

Omaha (City) Nebraska (State) 68022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Claussen 402-330-1166
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1299 Farnam Street, Suite 530 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roland Manarin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manarin Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Roland Manarin
Signature

President-Owner
Title

Dawn Claussen
Notary Public

GENERAL NOTARY - State of Nebraska
DAWN CLAUSSEN
My Comm. Exp. December 17, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

MANARIN SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

MANARIN SECURITIES CORPORATION

Table of Contents

McGladrey LLP

1299 Farnam St., Ste. 530
Landmark Center
Omaha, NE 68102-1127
O 402.344.6199 F 402.344.6101
www.mcgladrey.com

McGladrey

March 16, 2015

To the Board of Directors and Management
Manarin Securities Corporation

In planning and performing our audit of the financial statements of Manarin Securities Corporation as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered Manarin Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies or material weaknesses.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect financial statement misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. We consider the following control deficiency to be a significant deficiency:

> The Company does not have proper controls in place to ensure the check blotter is accurate or to review the check blotter for exceptions. Incorrect data within the check blotter was identified and exceptions not identified by the Company were found during audit testing. The Company should implement controls to review the information included in the check blotter and to ensure exceptions are properly identified in order to comply with regulations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We consider the following control deficiencies to be material weaknesses:

> The Company does not have proper controls in place to prevent or detect expense items that are recorded in improper periods or prepaid expenses that are not amortized appropriately. As a result, when the resulting adjustments were combined they resulted in a material misstatement, they In order to properly account for expenses, the Company should consider adding a review process to their control environment.
>
> The Company does not maintain adequate records to determine that revenue amounts are properly calculated and received. As a result material misstatements may occur. The Company should consider completing an independent calculation of commissions earned to ensure amounts are properly reflected in fund statements.

We will separately communicate to management, in writing, identified deficiencies in internal control over financial reporting that we determined not to constitute significant deficiencies or material weaknesses. Certain identified deficiencies in internal control over financial reporting that have been previously communicated to management, in writing, by us or by others within your organization will not be included in that communication.

In connection with our review of the Manarin Securities Corporation's Exemption Report for the period from June 1, 2014 through December 31, 2014, we identified the following exceptions to the exemption provisions during our review: Two checks that were not released from possession and control prior the time limits established by Rule 15c3-3 under the Securities Exchange Act of 1934 were not properly identified by the Company in their Exemption Report.

This communication is intended solely for the information and use of the board of directors, management, and others within the organization and FINRA and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation (the Company) as of December 31, 2014, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has not maintained adequate records of revenue. We were not able to satisfy ourselves by other auditing procedures as to the fairness of revenue stated at $262,422 for the year ended December 31, 2014.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine adequate records regarding the revenue, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As disclosed in note 6, the Company has filed a request with its regulator to cease operations in 2015. Accordingly, the accompanying financial statements do not include any adjustments that may result for the decision to cease operations.

The supplementary information contained in supplementary information (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Manarin Securities Corporation's financial statements. The Supplemental Information is the responsibility of Manarin Securities Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Omaha, Nebraska
March 16, 2015

Manarin Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and Equivalents	$	39,794
Concessions Receivable		40,747
Prepaid Expenses		40,837
Secured Demand Note (Note 3)		350,000
Note Receivable - Related Party (Note 3)		50,000
Deposits with Clearing Organizations and Others (Note 2)		338,959
TOTAL ASSETS	$	860,337

LIABILITIES

Commissions Payable (Note 3)	$	68,012
Accrued Expenses		59,596
Total Liabilities		127,608
Subordinated Borrowings (Note 3)		350,000

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, Authorized, 25,000 Shares Issued and Outstanding, 10,000 Shares		10,000
Paid In Capital		17,453
Retained Earnings		355,276
Total Stockholder's Equity		382,729
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	860,337

See Notes to Financial Statements.

Manarin Securities Corporation
STATEMENT OF INCOME
For the Year Ended December 31, 2014

CONCESSIONS AND FEE REVENUES	$ 675,553
COMMISSIONS ON CONCESSIONS AND FEE REVENUES (Note 3)	(162,269)
NET CONCESSION AND FEE REVENUES	513,284
OTHER REVENUES	
Interest Income	1,776
Net Unrealized Loss on Investments (Note 2)	(1,442)
Total Other Revenue	334
NET REVENUES	513,618
EXPENSES	
Management Fees (Note 3)	80,400
Brokerage and Exchange Fees	105,926
Fidelity Bond and Insurance	40,272
Professional Fees	61,195
Other Expenses	5,338
Total Expenses	293,131
NET INCOME	$ 220,487

See Notes to Financial Statements.

Manarin Securities Corporation
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2014

Subordinated Borrowings, January 1, 2014	$	350,000
Increase (Decrease)		--
Subordinated Borrowings, December 31, 2014	$	350,000

See Notes to Financial Statements.

Manarin Securities Corporation
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances, December 31, 2013	$ 10,000	$ 17,453	$ 358,885	$ 386,338
Net Income	--	--	220,487	220,487
Capital Distributions	--	--	(224,096)	(224,096)
Balances, December 31, 2014	$ 10,000	$ 17,453	$ 355,276	$ 382,729

See Notes to Financial Statements.

Manarin Securities Corporation
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	220,487
Adjustments to Reconcile Net Income to		
to Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities		
Increase in Concessions Receivable		(19,781)
Increase in Prepaid Expenses		(29,399)
Decrease in Checks Drawn Against Future Deposits		(14,024)
Decrease in Accounts Payable		(1,360)
Decrease in Commissions Payable		(105,761)
Increase in Accrued Expenses		45,446
Net Cash Provided by Operating Activities		95,608
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Note Receivable - Related Party		(50,000)
Decrease in Affiliate Receivable, Prepaid Management Fees		304,496
Increase in Deposits with Clearing Organizations and Others		(109,108)
Net Cash Provided by Investing Activities		145,388
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Distributions		(224,096)
NET INCREASE IN CASH AND EQUIVALENTS		16,900
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		22,894
CASH AND EQUIVALENTS AT END OF YEAR	$	39,794

See Notes to Financial Statements.

Manarin Securities Corporation
Cash Flow Support
December 31, 2014

	2013	2014	Change
Concessions Receivable	20,966	40,747	(19,781)
Prepaid Expenses	11,438	40,837	(29,399)
Checks Drawn Against Future Deposits	14,024	-	(14,024)
Accounts Payable	1,360	-	(1,360)
Commissions Payable	173,773	68,012	(105,761)
Accrued Expenses	14,150	59,596	45,446
Net Income			201,058
Cash Flows from Operating Activities			76,179
Note Receivable - Related Party	-	50,000	(50,000)
Affiliate Receivable, Prepaid Management Fees	304,496	-	304,496
Deposits with Clearing Organizations and Others	229,851	338,959	(109,108)
Cash Flows from Investing Activities			145,388
Distributions			(224,096)
Cash Flows From Financing Activities			(224,096)
Net Increase (Decrease) in Cash			(2,529)
Beginning Cash			22,894
Ending Cash			20,365
Cash Per TB			39,794
Variance			(19,429)

Manarin Securities Corporation
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

Manarin Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Nebraska corporation and offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable and secured demand note are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

Revenue Recognition

Concessions and fee (12b-1) revenues are recorded in the period services are provided and reflected in revenue from sale of investment company shares. Fees owed to selling brokers or other servicing parties are recorded as expenses in the period as incurred. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES – (Continued)

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation. Accordingly, taxable income, deductions and credits flow through to the stockholder each year as earned and are reported on his personal income tax returns. Therefore, no provision or liability for current income taxes has been included in the financial statements of the Company.

The Company follows the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. Management believes there are no uncertain income tax positions taken which would require the Company to reflect a liability for unrecognized tax benefits on the accompanying statement of financial condition.

The Company will make tax related cash distributions to its stockholder in amounts sufficient to cover any income taxes he is required to pay on the Company's taxable income.

The Company is no longer subject to income tax examinations by federal, state, or local tax authorities for years before December 31, 2011.

The Company reports certain expenses differently for financial statement purposes than for income tax return purposes. At December 31, 2014, there were accumulated temporary differences relating to accrual to cash differences of approximately $85,427 which will increase income for tax return purposes in the future as they reverse.

Subsequent Events

The subsequent events for the Company have been evaluated through the issuance of the financial statements. Other than what is disclosed in Note 6, it was determined that there were no subsequent events to recognize or disclose in the financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

FASB Codification Topic 820-10 (FASB 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 2 – FAIR VALUE MEASUREMENTS – (Continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

U.S. Government Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Deposits with Clearing				
Organizations and Others:				
U.S. Treasury Bond	$35,574	-	-	$35,574

NOTE 3 – RELATED PARTY TRANSACTIONS

Management Fees

The Company has entered into an agreement for the allocation of certain shared expenses incurred by Roland R. Manarin & Associates, Inc. (RMA), a company affiliated by common ownership. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $80,400 for the year ended December 31, 2014.

Subordinated Borrowings

The Company has entered into a $350,000 non-interest bearing secured demand note collateral agreement with RMA, due September 2020. This note is collateralized by marketable securities held by RMA that had a market value of $1,128,672 and an adjusted market value of $810,701 after deductions for regulatory haircuts at December 31, 2014. Subordinated borrowings are available in the computation of net capital under the SEC's uniform net capital rule. To the

NOTE 3 – RELATED PARTY TRANSACTIONS – (Continued)

extent that such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

Note Receivable – Related Party
The Company has a $50,000 non-interest bearing, unsecured, due on demand note receivable from RMA. The note has no specified repayment date but is expected to be repaid during 2015.

Concentration of Revenue
The Lifetime Achievement Fund, a mutual fund managed by Manarin Investment Council, LTD, a company affiliated by common ownership, accounts for 70.68% of revenue and 76.70% of receivables.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $630,879, which was $530,879 in excess of its required net capital of $100,000. The Company's net capital ratio was .2023 to 1.

NOTE 5 – CONTINGENCIES

The Company is involved in legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

Pershing, LLC, the custodian, requires a minimum deposit of $25,000, quarterly minimum expense charges of at least $18,000, and a termination fee of $75,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company has selected Geneos Wealth Management, Inc. (Geneos), an independent broker-dealer, to support the Company's ability to service current and future clients and to strengthen product offerings. All assets and transactions were assigned to and assumed by Geneos on February 2, 2015. As the Company winds down operations, it will be liquidated. On March 13, 2015 the Company filed a request with the Financial Industry Regulatory Authority to withdraw as a broker dealer.

SUPPLEMENTARY INFORMATION

Manarin Securities Corporation
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Schedule I

NET CAPITAL

Total Stockholder's Equity	$	382,729
Subordinated Borrowings Allowable in Computation of Net Capital		350,000
Total Capital and Allowable Subordinated Borrowings		732,729
Deductions		
Nonallowable Assets		
Concessions Receivable		4,036
Deposits with Clearing Organizations and Others		2,948
Affiliate Receivable		50,000
Prepaid Expenses		38,269
Haircuts on Securities		1,318
Total Deductions		96,571
NET CAPITAL	$	636,158

AGGREGATE INDEBTEDNESS

Commissions Payable	$	68,012
Accrued Expenses		59,596
AGGREGATE INDEBTEDNESS	$	127,608

CAPITAL REQUIREMENTS

Net Capital	$	636,158
Less: Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required		(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENTS	$	536,158
EXCESS NET CAPITAL AT 1000 PERCENT	$	623,397
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.2023 to 1

Manarin Securities Corporation
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2014

Schedule II

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2014

Schedule III

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Manarin Securities Corporation
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Manarin Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Manarin Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and *(b)* Manarin Securities Corporation stated that Manarin Securities Corporation met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Manarin Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Manarin Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption Report includes a statement that Manarin Securities Corporation met the exemption provisions except as described in its exemption report. During our review, we have identified that Manarin Securities Corporation did not identify two checks that were not released from possession and control prior to the time limits established by Rule 15c3-3 under the Securities Exchange Act of 1934. Because of this exception, we believe the statement in the Exemption Report was required to be modified and the exception was required to be disclosed in the Exemption Report.

Based on our review, except for matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Omaha, Nebraska
March 16, 2015

Manarin Securities Corporation

EXEMPTION REPORT

Manarin Securities Corporation's Assertions:

We confirm, to the best of our knowledge and belief, that:

1. **Manarin Securities Corp. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the period from June 1, 2014 to December 31, 2014.**

2. **Manarin Securities Corp. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the period from June 1, 2014 to December 31, 2014 except as described below:**

   The Firm received 3 checks from 1 client on 11/6/2014 and forwarded on 11/10/2014. The 6th was a Thursday and the 10th was a Monday. The Firm was waiting on additional information from the client and the assistant held onto the check instead of sending them back to the client. The Firm Staff has been through additional training on custody regulations.

3/15/15

McGladrey

Independent Accountant's Report on Applying Agreed-Upon Procedures

Board of Directors
Manarin Securities Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Manarin Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Omaha, Nebraska
March 16, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047826 FINRA DEC
Manarin Securities Corporation
505 N 210th St
Elkhorn, NE 68022-4609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 62.97

B. Less payment made with SIPC-6 filed (exclude interest) (24.47)
07/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 38.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manarin Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ______________, 20 ____.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$675553
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	(1442)
Total additions	1442
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(651808)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	(651808)
2d. SIPC Net Operating Revenues	$25187
2e. General Assessment @ .0025	$62.97
	(to page 1, line 2.A.)

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